EXHIBIT 1.1

2 May 2003

MEDIA RELEASE

TELECOM ANNOUNCES

STERLING DEBT ISSUE

Telecom Corporation of New Zealand today announced that it has priced an offering of GBP125 million of 15-year notes.

Chief Financial Officer Marko Bogoievski said Telecom was very pleased with the strong demand for the issue.

The notes were priced in London on 1 May 2003 at the lower end of the indicated price range.

The reoffer price of the notes has been set to yield 117 basis points over the 2015 UK Gilts. The coupon on the notes is 5.625% payable annually, with a maturity date of 14 May 2018.

Goldman Sachs and UBS Warburg were joint lead managers of the issue.

Ends

Further information please contact:

Andrew Bristol

Telecom Media Relations

Phone 04 498 5594